Exhibit 99.2

virax biolabs
P.O. BOX 8016, CARY, NC 27512-9903

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Virax Biolabs Group Limited

Extraordinary General Meeting of Shareholders

For Shareholders of record as of November 11, 2026

Friday, November 27, 2026 2:00 PM, Local Time

BioCity Glasgow, Bo'Ness Road, Newhouse, Lanarkshire, ML1 5UH

YOUR VOTE IS IMPORTANT!
PLEASE VOTE BY: 2:00 PM, Local Time, November 27, 2026.

Internet:
www.proxypush.com/VRAX
- Cast your vote online
- **Have your Proxy Card ready**
- Follow the simple instructions to record your vote

Phone:
1-866-519-3939
- Use any touch-tone telephone
- **Have your Proxy Card ready**
- Follow the simple recorded instructions

Mail:
- Mark, sign and date your Proxy Card
- Fold and return your Proxy Card in the postage-paid envelope provided

This proxy is being solicited on behalf of the Board of Directors

The undersigned hereby appoints (the "Named Proxies"), and each or either of them, as the true and lawful proxies of the undersigned, with full power of substitution and revocation, and authorizes them, and each of them, to vote all the ordinary shares of par value **US$0.025** each (the **"shares"**) of Virax Biolabs Group Limited which the undersigned is entitled to vote at said meeting and any adjournment thereof upon the matters specified and upon such other matters as may be properly brought before the meeting or any adjournment thereof, conferring authority upon such true and lawful proxies to vote in their discretion on such other matters as may properly come before the meeting and revoking any proxy heretofore given.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, SHARES WILL BE VOTED IDENTICAL TO THE BOARD OF DIRECTORS RECOMMENDATION. This proxy, when properly executed, will be voted in the manner directed herein. In their discretion, the Named Proxies are authorized to vote upon such other matters that may properly come before the meeting or any adjournment thereof.

You are encouraged to specify your choice by marking the appropriate box (SEE REVERSE SIDE) but you need not mark any box if you wish to vote in accordance with the Board of Directors' recommendation. The Named Proxies cannot vote your shares unless you sign (on the reverse side) and return this card.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

virax biolabs

Please make your marks like this: ☒

THE BOARD OF DIRECTORS RECOMMENDS TO VOTE:
FOR ON PROPOSAL(S) 1, 2, 3, and 4

	PROPOSAL	YOUR VOTE FOR	AGAINST	ABSTAIN	BOARD OF DIRECTORS RECOMMENDS
1.	"It is resolved, as an ordinary resolution with effect on December 14, 2026 or such later date as accepted by Nasdaq, that: (a) the authorized, issued, and outstanding shares of the Company (collectively, the "Shares") be consolidated and divided by consolidating every 4 ordinary shares of par value US$0.025 into one ordinary share of par value US$0.10, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company's memorandum and articles of association (the "Share Consolidation"); (b) as a result of the Share Consolidation, the authorized share capital of the Company be amended from US$12,500,000 divided into 500,000,000 ordinary shares of par value US$0.025 to US$12,500,000 divided into 125,000,000 ordinary shares of par value US$0.10 each; and (c) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share.	☐	☐	☐	**FOR**
2.	It is resolved as an ordinary resolution that, subject to and immediately following the Share Consolidation being effected, the authorized share capital of the Company be increased from US$12,500,000 divided into 125,000,000 ordinary shares of par value US$0.10 each to US$50,000,000 divided into 500,000,000 ordinary shares of par value US$0.10 each by the creation of 375,000,000 ordinary shares of par value US$0.10 each (the Share Capital Increase)."	☐	☐	☐	**FOR**
3.	It is resolved, as a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated November 13, 2026, in substitution for, and to the exclusion of, the Company's existing memorandum and articles of association, to reflect the Share Consolidation and Share Capital Increase (the "Charter Amendment" and such proposal, the "Charter Amendment Proposal").	☐	☐	☐	**FOR**
4.	It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the "Adjournment Proposal").	☐	☐	☐	**FOR**

☐ **Check here if you would like to attend the meeting in person.**

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)	Date	Signature (if held jointly)	Date